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02005478

SE[illegible]S
[illegible]E COMMISSION
[illegible], D.C. 20549

SEC FILE NUMBER
8-37004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JAN 30 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2000 (MM/DD/YY) AND ENDING September 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Consolidated Financial Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

287 North Lindbergh Boulevard, Suite 201
(No. and Street)

St. Louis	Missouri	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Stiffelman — (314) 991-4030
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name — *if individual, state last, first, middle name*)

501 N. Broadway, Suite 600	St. Louis	Missouri	63102
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Stiffelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consolidated Financial Investments, Inc., as of September 30, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

CARL C BARDENHEIER
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. OCT. 17,2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


501 N. Broadway, Suite 600
St. Louis, MO 63102-2102
314 231-5544 Fax 314 231-9731

bkd.com



Independent Accountants' Report

Board of Directors
Consolidated Financial Investments, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of **CONSOLIDATED FINANCIAL INVESTMENTS, INC.** (the Company) as of September 30, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **CONSOLIDATED FINANCIAL INVESTMENTS, INC.** at September 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Solutions for Success

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

St. Louis, Missouri
October 22, 2001


A member of
Moores Rowland
International

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2001

ASSETS

Cash and cash equivalents	$ 71,349
Receivable from clearing broker	48,670
Deposit with clearing broker	50,333
Investment securities owned	17,123
Furniture and equipment, net of accumulated depreciation of $43,517	5,249
Other assets	47,139
Total Assets	$ 239,863

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 31,372
Total Liabilities	31,372
COMMITMENTS AND CONTINGENCIES	—
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	130,311
STOCKHOLDERS' EQUITY	78,180
	$ 239,863

See Notes to Financial Statements

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2001

REVENUE	
Commission	$ 858,663
Interest	72,824
Other income	29,610
Total Revenues	961,097
EXPENSES	
Commissions, employee compensation and related taxes	311,176
Clearance fees	238,949
Interest	18,442
Other operating expense	281,395
Total Expenses	849,962
Net Income	$ 111,135

See Notes to Financial Statements

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2001

	Common stock*		Additional			Total
	Shares	Amount	Paid-in Capital	Accumulated deficit	Treasury Stock	stockholders' equity (deficit)
BALANCE, OCTOBER 1, 2000	1,250	$ 21,000	$ 156,279	$ (144,035)	$ —	$ 33,244
Net Income	—	—	—	111,135	—	111,135
Distributions	—	—	—	(66,199)	—	(66,199)
BALANCE, SEPTEMBER 30, 2001	1,250	$ 21,000	$ 156,279	$ (99,099)	$ —	$ 78,180

*Common stock, without par value – shares authorized, 30,000; outstanding 1,250.

See Notes to Financial Statements

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED SEPTEMBER 30, 2001

Subordinated Liabilities at October 1, 2000	$ 226,011
Payments	(95,700)
Subordinated Liabilities at September 30, 2001	$ 130,311

See Notes to Financial Statements

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 111,135
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,671
Changes in assets and liabilities:	
Increase in receivable from clearing broker	(2,429)
Increase in other assets	(37,352)
Decrease in accrued expenses and other liabilities	(11,226)
Net cash provided by operating activities	61,799
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(3,375)
Net cash used in investing activities	(3,375)
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments under capital lease obligation	(1,324)
Principal payments on subordinated debt	(95,700)
Distributions	(66,199)
Net cash used in financing activities	(163,223)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(104,799)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	176,148
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 71,349

See Notes to Financial Statements

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Consolidated Financial Investments, Inc. (the Company), is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the National Association of Securities Dealers, Inc. (the NASD).

The Company has an agreement (the Agreement) with a clearing broker (the Broker) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers all highly liquid money market funds to be cash equivalents.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets by accelerated methods for financial reporting and income tax purposes.

Taxes and Income

Effective October 1, 1999, the Company elected to be taxed as a Subchapter S Corporation. As a Subchapter S Corporation, the Company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on the Company's taxable income. Therefore, there is no provision for federal or state income taxes is included in these statements. The Company's net accumulated adjustments account as of September 30, 2001 is approximately $163,000. The Company has chosen December 31 as its year-end for income tax reporting purposes.

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: CLEARING ARRANGEMENT

The Agreement provides the Broker with liens upon all of the Company's property held by the Broker, including, but not limited to, securities, deposits, monies and receivables. These liens secure the Company's liabilities and obligations to the Broker.

Pursuant to the Agreement, the Company maintains, as collateral against losses due to nonperformance by its customers, a minimum deposit of $50,000.

NOTE 3: INVESTMENTS

During fiscal year 2001 the Company purchased securities. The trading securities consist of common stock and are stated at cost, which approximates fair value.

NOTE 4: OTHER ASSETS

Included in other assets is $33,103 of shares and warrants of NASDAQ which are recorded at original cost, which approximates market. There are no realized or unrealized gains or losses for these securities as there is no market for these securities. Management believes these securities will start trading in an active market beginning in the year ending September 30, 2002.

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

NOTE 5: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Effective September 30, 1999, the Company issued four subordinated notes totaling $226,011 due September 30, 2009 with interest payable at 10% per annum. The Company made payments of $95,700 during the year ended September 30, 2001.

The subordinated borrowings are covered by agreements approved by the NASD and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2001 the Company had net capital of $152,631 which was $102,631 in excess of the minimum requirement. The Company's net capital ratio was .21 to 1.

NOTE 7: FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through a clearing broker. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company did not experience any material losses during the fiscal year.

The Company does not anticipate nonperformance by the customers' counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

NOTE 8: SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid cash for interest in the amount of $20,805 for the year ended September 30, 2001.

SUPPLEMENTARY INFORMATION

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2001

COMPUTATION OF NET CAPITAL	
Total stockholders' equity from statements of financial condition	$ 78,180
Liabilities subordinated to claims of general creditors allowable in computation of net capital	130,311
Total Capital	208,491
DEDUCTIONS AND/OR CHANGES	
Nonallowable assets:	
Furniture and equipment	5,249
Other assets	47,139
Total Nonallowable assets	52,388
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	156,103
HAIRCUTS ON SECURITIES POSITIONS	3,472
NET CAPITAL	$ 152,631
Computation of Basic Net Capital Requirement	
6 2/3% aggregate indebtedness	$ 2,093
Minimum dollar net capital requirements of reporting broker/dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 102,631
Computation of Aggregate Indebtedness	
Total liabilities from statements of financial condition	$ 31,372
Ratio:	
Aggregate indebtedness to net capital	.21 to 1

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

STATEMENT PURSUANT TO RULE 17a5(d)(4)

SEPTEMBER 30, 2001

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-7A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.